UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

InfuSystem Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45685K102
(CUSIP Number)

Scott A Shuda Meridian OHC Partners, LP 425 Weed Street New Canaan, CT 06840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Meridian OHC Partners, LP 46-3724228

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,890,362

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,890,362

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Meridian TSV II, LP 45-2531394

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
281,873

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
281,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TSV Investment Partners, LLC 27-1033220

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,172,299

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,172,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlueLine Capital Partners II, LP 20-4921646

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
174,599

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
174,599

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlueLine Partners, LLC 20-2141854

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
174,599

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
174,599

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Imua T Capital Investments, LLC 82-3618927

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
72,479

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
72,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Imua T Capital Management, LP 82-3538232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
72,479

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
72,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott Shuda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
5,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,313

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to Common Stock (the "Shares") of InfuSystem Holdings, Inc. ("INFU" or the "Company") with its principal executive offices located at 31700 Research Park Drive Madison Heights, Michigan 48071.

Item 2.  Identity and Background.

This statement is filed on behalf of Meridian OHC Partners, LP, Meridian TSV II, LP, TSV Investment Partners, LLC, BlueLine Capital Partners II, LP, and BlueLine Partners, LLC, Imua T Capital Investments, LLC, Imua T Capital Management, LP, and Scott Shuda (collectively, the "Reporting Entities").  TSV Investment Partners, LLC  is the sole general partner of Meridian OHC Partners, LP, Meridian TSV II, LP and BlueLine Partners, LLC is the sole general partner of BlueLine Capital Partners II, LP, and Imua T Capital Management, LP is the sole general partner of Imua T Capital Investments, LLC.  Scott Shuda is Managing Director of TSV Investment Partners, LLC and BlueLine Partners, LLC and Lawrence J. Sapanski is Managing Director of Imua T Capital Management, LP.  Mr. Shuda disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act") of securities held by Reporting Entities other than himself.  The address of TSV Investment Partners, LLC is 425 Weed Street, New Canaan, CT 06840, the address of BlueLine Partners, LLC is 3480 Buskirk Avenue, Suite 214, Pleasant Hill, CA 94523, and the address of Imua T Capital Management, LP is Post Office Box 247, New Canaan, CT 06840.  During the last five years, none of the Reporting Entities has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body.  Each of the Reporting Entities is a Delaware limited partnership or Delaware limited liability company.  Mr. Shuda and Mr. Sapanski are U.S. citizens.

Item 3.  Source or Amount of Funds or Other Consideration.

All of the funds used in making the purchase of the Shares described in Item 5 of this Schedule 13D came from the working capital of the Reporting Entities.

Item 4.  Purpose of Transaction.

The Reporting Entities have purchased the Shares for investment purposes.  Mr. Shuda is a director of the Company.

Item 5.  Interest in Securities of the Issuer.

As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 3,419,313 shares of Common Stock (the "Shares").  The Shares represent approximately 17.35% of the shares of Common Stock outstanding based on 19,703,713 shares of the Company's Common Stock outstanding at August 9, 2018 as reported in the Company's Form 10-Q for the Company's fiscal quarter ended June 30, 2018 as filed with the Securities and Exchange Commission on August 14, 2018.
The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.
The transactions involving the Shares by the Reporting Entities over the past sixty days is provided below.  The price reported for the transactions is a weighted average daily price for Shares purchased in multiple transactions. The Reporting Entities undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.
Date	Reporting Entity	Number of Shares	Price Per share
8/29/18	Imua T Capital Investments, LLC	55,275	$3.15
8/30/18	Imua T Capital Investments, LLC	17,204	$3.18

To the knowledge of the Reporting Entities, none of the executive officers or directors of TSV I or BLGP I has engaged in any transaction in any shares of the Issuer's Common Stock during the sixty days immediately preceding the date hereof.
No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Material to Be Filed as Exhibits.

The joint filing agreement entered into among the Reporting Entities is attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2018

Meridian OHC Partners, L.P.

By:	TSV Investment Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

Meridian TSV II, L.P.

By:	TSV Investment Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

TSV Investment Partners, L.L.C.

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.

By:	BlueLine Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

Imua T Capital Investments, LLC

By:	/s/ Lawrence J. Sapanski
Name: Lawrence J. Sapanski
Title: Managing Director

Imua T Capital Management, LP

By:	/s/ Lawrence J. Sapanski
Name: Lawrence J. Sapanski
Title: Managing Director

Scott Shuda

By:	/s/ Scott Shuda

EXHIBIT A
Joint Filing Agreement
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.
Date:  August 31, 2018

Meridian OHC Partners, L.P.

By:	TSV Investment Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

Meridian TSV II, L.P.

By:	TSV Investment Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

TSV Investment Partners, L.L.C.

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.

By:	BlueLine Partners, L.L.C.
Its: General Partner

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By:	/s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

Imua T Capital Investments, LLC

By:	/s/ Lawrence J. Sapanski
Name: Lawrence J. Sapanski
Title: Managing Director

Imua T Capital Management, LP

By:	/s/ Lawrence J. Sapanski
Name: Lawrence J. Sapanski
Title: Managing Director

Scott Shuda

By:	/s/ Scott Shuda